SIGNATURES:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: February, 2007
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐    Form 40-F ☑
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

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SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
February 13, 2007

	By:	/s/ David Skinner
David Skinner, Vice President,
General Counsel and Corporate Secretary

Neurochem Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, Ph.D. Vice President, Corporate Communications	Tel: (450) 680-4572 lhebert@neurochem.com
NEUROCHEM RECEIVES SECOND RECOMMENDATION FROM
EUROPEAN DATA SAFETY MONITORING BOARD TO CONTINUE
PHASE III CLINICAL TRIAL FOR TRAMIPROSATE (ALZHEMEDTM)
LAVAL, Quebec, February 13, 2007 — Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announces that it has received a second recommendation from the European Data Safety Monitoring Board (DSMB) to continue its ongoing European Phase III clinical trial for tramiprosate (ALZHEMED™), Neurochem’s investigational product candidate for the treatment of Alzheimer’s disease (AD). Neurochem recently completed its North American Phase III clinical trial involving 1,052 patients at 67 sites. For the North American trial, Neurochem received five consecutive recommendations from the North American DSMB to proceed.
Each DSMB is made up of independent clinical experts who monitor and evaluate the safety of patients taking part in the tramiprosate (ALZHEMED™) Phase III clinical trials. In Europe, this second recommendation by the DSMB members was based on their recent review of the available safety data from 491 patients who have been on study medication for an average of 3.6 months.
The North American Phase III clinical trial was a multi-center, randomized, double-blind, placebo-controlled, three-armed and parallel-designed, 18-month Phase III clinical trial. All patients who completed the North American Phase III clinical trial were eligible to receive tramiprosate (ALZHEMED™) in an open-label extension study.
Neurochem is progressing with its 18-month Phase III clinical trial for tramiprosate (ALZHEMED™) in Europe. This trial was initiated in September 2005 and is of a design similar to the North American trial. Some 930 mild-to-moderate AD patients at close to 70 sites across ten countries are expected to take part and enrollment is expected to be completed in early 2007.
Tramiprosate (ALZHEMED™) is a small, orally-administered molecule known as an amyloid b antagonist, which crosses the blood-brain-barrier, binds to soluble Ab peptide and interferes with the amyloid cascade that is associated with amyloid deposition and the toxic effects of Ab peptide in the brain.

About Alzheimer’s Disease
AD is a leading cause of death in older people. The disease is characterized by the progressive death of nerve cells in the brain, making it difficult for the brain’s signals to be transmitted properly. A person with AD experiences problems with memory, judgment, thinking, and eventually with motor functions, all of which make it difficult for the person to participate in daily activities.
According to the National Institute on Aging’s “Progress Report on Alzheimer’s Disease, 2000,” AD is the most common cause of dementia among people aged 65 and older. Scientists estimate that up to four and a half million people in the United States currently suffer from the disease and the prevalence (the number of people with the disease at any one time) doubles every five years beyond age 65. It is estimated that approximately 360,000 new cases will occur each year and that this number will increase as the population ages.
In a 2000 report, the Biotechnology Industry Organization estimated that in the United States the total cost of AD is approximately US$100 billion per year.
About Neurochem
Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA™ — formerly FIBRILLEX™) is currently being developed for the treatment of Amyloid A (AA) amyloidosis, and is under regulatory review for marketing approval by the U.S. Food and Drug Administration and European Medicines Agency. Tramiprosate (ALZHEMED™), for the treatment of Alzheimer’s disease, has completed a Phase III clinical trial in North America and is currently in a Phase III clinical trial in Europe, while tramiprosate (CEREBRIL™), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.
To Contact Neurochem
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 (877) 680-4500 or visit our Web Site at www.neurochem.com.
This news release contains forward-looking statements regarding tramiprosate (ALZHEMED™) as well as regarding continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. Even if all the endpoints sought in the clinical trials were met (which is not certain), there is no certainty that regulators would ultimately approve tramiprosate (ALZHEMED™) for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Further, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.